SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                 Powertel, Inc.
                                 --------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    73936C109
                                    ---------
                                 (CUSIP Number)

                                  May 18, 2001
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [_]           Rule 13d-1(b)
             [X]           Rule 13d-1(c)
             [_]           Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                                Page 1 of 10 Pages
                              Exhibit Index: Page 8

                                  SCHEDULE 13G
CUSIP No. 73936C109                                                 Page 2 of 10

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                           SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                        a. [_]
                                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                                    5                Sole Voting Power
Number of                                                     1,881,762
   Shares
Beneficially                        6                Shared Voting Power
Owned by                                                      0
   Each
Reporting                           7                Sole Dispositive Power
  Person                                                      1,881,762
With:
                                    8                Shared Dispositive Power
                                                              0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,881,762

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                  [_]


11       Percent of Class Represented By Amount in Row (9)

                  5.54%

12       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILING OUT!

                                  SCHEDULE 13G
CUSIP No. 73936C109                                                 Page 3 of 10


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                           GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                        a. [_]
                                                        b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                                    5                Sole Voting Power
Number of                                                     1,881,762
   Shares
Beneficially                        6                Shared Voting Power
Owned by                                                      0
   Each
Reporting                           7                Sole Dispositive Power
  Person                                                      1,881,762
With:
                                    8                Shared Dispositive Power
                                                              0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,881,762

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*

                  [_]


11       Percent of Class Represented By Amount in Row (9)

                  5.54%

12       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILING OUT!

Item 1(a)                  Name of Issuer:

                           Powertel, Inc. (the "Issuer")

Item 1(b)                  Address of the Issuer's Principal Executive Offices:

                           1239 O. G. Skinner Drive, West Point, Georgia  31833

Item 2(a)                  Name of Person Filing:

                           This statement is filed on behalf of the following
persons (collectively, the "Reporting Persons"):

                           i)  Soros Fund Management LLC ("SFM LLC"); and

                           ii) Mr. George Soros ("Mr. Soros").

          This Statement relates to the Shares (as defined herein) held for the accounts of two wholly-owned subsidiaries of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"). SFM LLC serves as principal investment manager to Quantum Partners, and, as such, has been granted investment discretion over portfolio investments, including the Shares, held for the accounts of the wholly-owned subsidiaries of Quantum Partners. Mr. Soros is the Chairman of SFM LLC.

Item 2(b)                  Address  of  Principal  Business  Office or, if none,
                           Residence:

                           The principal  business office of each of SFM LLC and
Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

Item 2(c)                  Citizenship:

                           1) SFM LLC is a Delaware limited liability company; and

                           2)      Mr. Soros is a United States citizen.

Item 2(d)                  Title of Class of Securities:

                           Common Stock, $0.01 par value (the "Shares").

Item 2(e)                  CUSIP Number:

                           73936C109

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:

                           This Item 3 is not applicable.

Item 4                     Ownership:

Item 4(a)                  Amount Beneficially Owned:

                           As of May 25, 2001, each of the Reporting Persons may
be deemed the beneficial owner of the 1,881,762 Shares held for the accounts of the two wholly-owned subsidiaries of Quantum Partners.

Item 4(b)                  Percent of Class:

                           The number of Shares of which  each of the  Reporting
Persons may be deemed the beneficial owner constitutes approximately 5.54% of the total number of Shares outstanding.

Item 4(c)                  Number of shares as to which such person has:

    SFM LLC
    -------

     (i)  Sole power to vote or to direct the vote:                    1,881,762

     (ii) Shared power to vote or to direct the vote:                          0

     (iii)Sole power to dispose or to direct the disposition of:       1,881,762

     (iv) Shared power to dispose or to direct the disposition of:             0


     Mr. Soros
     ---------

     (i)  Sole power to vote or to direct the vote:                    1,881,762

     (ii) Shared power to vote or to direct the vote:                          0

     (iii)Sole power to dispose or to direct the disposition of:       1,881,762

     (iv) Shared power to dispose or to direct the disposition of:             0


Item 5                     Ownership of Five Percent or Less of a Class:

                           This Item 5 is not applicable.

Item 6                     Ownership  of More  than  Five  Percent  on Behalf of
                           Another Person:

          The shareholders of Quantum Partners, including Quantum Endowment Fund N.V., a Netherlands Antilles limited liability company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of the wholly-owned subsidiaries of Quantum Partners in accordance with their ownership interests in Quantum Partners.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                           This Item 7 is not applicable.

Item 8                     Identification  and  Classification of Members of the
                           Group:

                           This Item 8 is not applicable.

Item 9                     Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10                    Certification:

          By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    May 29, 2001          SOROS FUND MANAGEMENT LLC


                               By:/S/ RICHARD D. HOLAHAN, JR.
                                  ---------------------------------------------
                                  Richard D. Holahan, Jr.
                                  Assistant General Counsel


Date:    May 29, 2001          GEORGE SOROS


                               By:/S/ RICHARD D. HOLAHAN, JR.
                                  ---------------------------------------------
                                  Richard D. Holahan, Jr.
                                  Attorney-in-Fact

                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.   Joint Filing Agreement,  dated as of May 29, 2001, by and between
     Soros     Fund      Management     LLC     and     Mr.     George
     Soros............................................................      9

B.   Power of Attorney,  dated as of January 27, 2000,  granted by Mr.
     George Soros in favor of Mr.  Michael C. Neus and Mr.  Richard D.
     Holahan, Jr......................................................     10